

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

Via E-mail
Ning Tang
Executive Chairman of the Board of Directors
Yirendai Ltd.
4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re:** **Yirendai Ltd.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 15, 2015**
> **CIK No. 0001631761**

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion And Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations – Effectiveness of Risk Management, page 77

1.   We note your disclosure on page 121 that the actual amount to be set aside in the risk reserve fund is continuously monitored and calculated based on an analysis of both your historical charge-off rates and a charge-off forecast for your target borrower group. In addition, we note your disclosure linking collection efforts and triggering events, such as loan aging and default, with the withdrawals from the risk reserve fund. Given the significance of the underlying loan data and statistics to your operating performance, please revise your disclosure to include additional detailed information for the underlying

loan portfolio such as aging / delinquency data and historical charge-offs for both the on-line channels such as the internet and mobile applications, as well as offline sources such as referrals from CreditEase's on-the-ground sales network.

Key Components of Results of Operations – Net Revenues – Transaction fees, page 79

2. You disclose that revenue is recognized net and that in January 2015 you recognize the amount of the transaction fee collected upfront upon completion of the loan facilitation services and the remainder when the fees are collected. You also state that the amount of transaction fee paid upfront is sufficient to provide cash for the risk reserve fund. Please confirm that the average transaction fee rates disclosed on page 80 includes the amount collected for the risk reserve fund, which currently is 6%.

3. You disclose separately the amount of loans originated and the sales and marketing expenses by online channels and offline channels. You also disclose on page 111 that you pay CreditEase a referral fee for those borrowers you acquire through their extensive on-the-ground sales network and that the average size of loans sourced through offline channels tends to be larger than that of loans sourced through online channels. Please clarify whether your offline channels include only the referrals from CreditEase and therefore, the referral fee paid to CreditEase is only associated with these channels. Also tell us if there are other differences in the investor or borrower base for the offline channel versus online channel (e.g. concentration in pricing grid or fees).

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 84

4. You disclose on page 85 that you recognize revenue on the upfront transaction fee upon completion of the service of facilitating loan origination only to the extent the upfront fee exceeds the stand-ready liability related to the risk reserve fund. We also note your risk reserve fund rollforward on page F-37 and that during the three months ended March 31, 2015 you recorded a provision of $15.7 million related to the liability. Please address the following related to your accounting for the risk reserve fund:

- Tell us what service(s) you provide, other than facilitation of the loan, to the borrow that relate to the transaction fee;

- Explain in greater detail how you account for your guarantee of principal and accrued interest to an investor once a loan is originated and the accounting guidance you apply (e.g. ASC 460);

- Tell us where the provision related to the risk reserve fund liability is recorded on the Consolidated Statement of Operations; and

- Explain how you subsequently measure the risk reserve fund liability.

Liabilities from risk reserve fund and servicing, page 86

5.   You disclose that you guarantee the principal and accrued interest repayment of a defaulted loan up to a cap. The cap is currently set at 6% of the total loan facilitation amount. You also disclose on page 114 that you will withdraw funds from the risk reserve fund to repay the principal and accrued interest for a defaulted loan. Please tell us whether the agreement with the investor discloses the cap on the guarantee repayment of a defaulted loan and your ability to change this cap in the future. In addition, confirm, if true, and revise your risk reserve fund disclosures throughout the filing to clearly state that the amount of principal and accrued interest to be repaid and withdrawn from the risk reserve fund for any defaulted loan is only 6% of that defaulted loan due to the cap.

Business

Our Platform and the Transaction Process, page 114

6.   You disclose on page 116 that funds are withdrawn from a custody account managed by China Guangfa Bank and disbursed to the borrower once the loan is fully subscribed or funded by an investor. Please tell us what rights or risks (e.g. interest income) you have related to the investor funds held in the custody account before being disbursed to the borrower.

7.   We note in your "Stage 5" disclosures on page 116 that you must authorize the transfer of loan repayments to the investor and you are involved in the collection process for delinquent loans. However, you then disclose that you outsource all stages of the collections process to CreditEase. Please revise your disclosures to clarify what day-to-day activities related to the loans and the collection process you perform versus CreditEase. Clarify also who makes the decisions for default services and / or any remediation processes such as restructurings of loans.

Risk Management – Proprietary Credit Scoring Model and Loan Qualification System, page 117

8.   We note your disclosure on page 79 that net revenues include transaction fees, service fees and other revenues and that the amount of transaction fee charged is based upon the pricing and amount of the underlying loan. We also note your disclosure on page 80 detailing the average transaction fee rate for each of the pricing grades A through D, which range from 6.2% to 28.7%. On page 119, you disclose the APRs that correspond to these same four segments ranging from 16.9% to 39.5%, which includes both a fixed interest rate and a transaction fee rate for the services offered to borrowers. In order to provide additional clarity surrounding these disclosures, please revise your disclosure on page 119 to state, if true, that the difference between the average transaction fee rates on

page 80 and the APR rates on page 119 is the fixed interest rates for the corresponding pricing grades.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

9.   We note your response to comment 8 of our letter dated April 27, 2015 and that Heng Cheng was established on September 15, 2014. You state that Heng Cheng is a variable interest entity ("VIE") that should be consolidated by the CreditEase group before and after the signing of the VIE arrangement in February 2015. In order to more fully understand your analysis and conclusion, please address the following:

   • Describe, in detail, the structure of Heng Cheng including the organization chart, whether there were VIE arrangements between a subsidiary of CreditEase and Heng Cheng, terms for distributions, rights of the three shareholders, etc.

   • In your response you state that the capital injection loan was from Puxin Hengye, a subsidiary of CreditEase, to the three designated shareholders (Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian). However, on page 68 you disclose that the loan was between Heng Ye and the shareholders of Heng Cheng. Explain the discrepancy between your response and the disclosure on which entity lent the funds for Heng Cheng's capital.

   • Provide us with a chart of CreditEase's corporate structure, similar to the one on page 5, before the contribution of assets to Heng Cheng and identify the subsidiaries or possibly VIEs that were contributed assets to Heng Cheng.

   • Tell us when assets were contributed to Heng Cheng and the terms of the contribution.

   • Tell us how the net assets contributed to Heng Cheng were initially measured (i.e. fair value or carrying value) and the accounting guidance relied upon for their measurement and presentation by Heng Cheng.

   • Tell us whether CreditEase or one of its subsidiaries consolidated Heng Cheng before the 2015 reorganization and if a subsidiary, which one.

10.   You disclose that in the first quarter of 2015 your parent, CreditEase reorganized and as part of this reorganization the Yirendai Business was transferred to the "Group". The "Group" is defined as the Company, its subsidiaries, and VIE. In your response to comment 8 of our letter dated April 27, 2015 you also state that Heng Cheng was

consolidated in the financial statements before and after the signing of the new VIE arrangements. Please address the following:

- Confirm that the "Group" is the Company at the consolidated level.

- Describe the terms of the agreement between Heng Ye and Puxin Hengye for the assignment of the capital injection loan for Heng Cheng including the effective date of the assignment;

- Explain in detail how you determined that Heng Cheng should be consolidated by the Company before February 2015 if the Company did not have the power to direct the activities that most significantly affects the economic performance of the VIE or right to the economic benefits or obligation to absorb losses of Heng Cheng until 2015.

- Tell us the accounting guidance you relied upon in determining that Heng Cheng should be consolidated by Heng Ye before February 2015 and the guidance relied upon for the initial measurement of the assets, liabilities, and noncontrolling interests in Heng Cheng when consolidated by Heng Ye.

- Confirm, if true, that the Company's financial statements for all periods presented were retrospectively adjusted for the consolidation of Heng Cheng.

Note 2. Summary of Significant Accounting Policies – Basis of Consolidation, page F-10

11.   We note your response to comment 10 of our letter dated April 27, 2015. You explain that Heng Cheng did not begin to provide services until late December 2014 and that is why Heng Cheng's total assets as of December 31, 2014 are only $2.4 million of the $64.8 million disclosed on page F-3. You also disclose on page 29 that CreditEase and the Company are under common control and therefore, your consolidated financial statements include the financial activity attributable to your business for all periods presented. Please address the following:

- Confirm, if true, that the $62.4 million difference represents assets held by the Company or one of its subsidiaries.

- Tell us whether the $62.4 million difference represents a carve-out of the Yirendai Business from CreditEase and if so, explain why this portion of the Yirendai Business was not contributed to Heng Cheng.

- You disclose on page 75 that the online consumer finance marketplace business was commenced in March 2012. Confirm that this business was the Yirendai Business. In addition, tell us whether the Yirendai Business was presented retrospectively in Heng Cheng when the assets were contributed by CreditEase's subsidiaries in 2014 and if so, for what periods.

12.   We note your disclosure on page 70 that you plan to enter into various agreements with CreditEase with respect to various ongoing relationships between your and CreditEase. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement, a cooperation framework agreement and an intellectual property license agreement. We further note that the master transaction agreement contains provisions relating to your carve-out from CreditEase. Given that the carve-out was completed in the first quarter of 2015, please provide us with a copy of the master transaction agreement and other agreements related to the carve-out. Please also file these agreements as exhibits in your next amendment.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director

cc: Yu Cong
        Z. Julie Gao, Esq.